                                   Exhibit 99.1

SIMPLE TEST FOR BREAST CANCER IDENTIFIES EARLY-STAGE DISEASE

Results published in American Cancer Society journal Cancer

Toronto, Ontario (July 22, 2004) --- IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) today announced that the clinical trial results for the company’s breast cancer test have been published in the prestigious American Cancer Society journal Cancer.

Breast cancer is the most common cancer among women, other than skin cancer. About 215,990 women in the U.S. are expected to be diagnosed with invasive breast cancer in 2004, and about 40,110 women will die from the disease.i Breast cancer is the leading cause of death in women between the ages of 40 and 55.ii When breast cancer is detected early at a localized stage, the five-year survival rate is 97%.iii

The data showed that IMI’s test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples (Pared T-Test = 0.001), which demonstrates the test’s effectiveness in identifying early-stage disease. The study, conducted at The University of Texas M. D. Anderson Cancer Center in Houston, evaluated the galactose oxidase-Schiff reaction on 46 samples of nipple aspirate fluid from cancerous and healthy breasts.

The paper, Prospective Evaluation of a Novel Approach for the Use of a Quantitative Galactose Oxidase-Schiff Reaction in Ductal Fluid Samples from Women with Breast Carcinoma, was co-authored by Anees Chagpar, MD, M.Sc., Herbert A. Fritsche Jr., PhD, Savitri Krishnamurthy, MD, Kelly K. Hunt, MD and Henry M. Kuerer, MD, PhD of the M.D. Anderson Cancer Center, and Michael Evelegh, PhD, of IMI.

“Our simple, painless and minimally-invasive test for breast cancer successfully identified early-stage disease,” said Dr. Brent Norton, IMI President and CEO. “A majority of breast cancers originate in the breast ducts, which is where nipple aspirate fluid comes from, so it’s a logical sample to target. We are now working to expand clinical data through larger studies.”

Dr. Norton continued, “Being published in Cancer, which is an internationally-renowned peer-reviewed journal, is an important achievement for IMI. This encouraging data will help generate awareness and further discussion of IMI’s novel breast cancer test as a potentially promising new approach to screening for this deadly disease.”

IMI’s breast cancer test identifies a cancer-associated sugar in a sample of nipple-aspirate fluid, which is derived from the mammary ducts and expressed through the nipple. This test is based on a modified version of the company’s ColorectAlert™ and LungAlert™ technology, which identify the same cancer-associated sugar in samples of rectal mucus and sputum respectively.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Coronary Heart Disease Predictor, will be marketed and distributed worldwide by McNeil Consumer Healthcare (J&J). The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing

i  American Cancer Society
ii  U.S. National Breast Cancer Foundation
iii  American Cancer Society

market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regulatory filings.

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For more information, please contact:

Sarah Borg-Olivier	Dr. Brent Norton
Director, Communications	President and CEO
T: (416) 222-3449	T: 416-222-3449
sbolivier@imimedical.com	bnorton@imimedical.com